JOSEPH GUNNAR & CO., LLC
30 Broad Street, 11th Fl

New York, NY 10004

November 17, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Boxlight Corporation (the “Company”)
File No. 333-204811
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of the Company that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Thursday, November 19, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from November 9, 2015 to the date of this letter, we, acting on behalf of the several underwriters, distributed as many copies, as well as “E-red” copies of the Preliminary Prospectuses, dated November 9, 2015 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The Representative confirms on behalf of itself and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

JOSEPH GUNNAR & CO., LLC

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment
Banking/Underwritings